

October 30, 2023

Edward Lu
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing, 100102
People's Republic of China

> **Re: Phoenix New Media Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **Response dated October 13, 2023**
> **File No. 001-35158**

Dear Edward Lu:

We have reviewed your October 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-10

1. We note your response to prior comment 2, including your representation that the Company's management and board of directors consulted with the Company's U.S. counsel, and we reissue in part. Please confirm whether you have received an opinion issued by counsel regarding your reliance on the exemption from the definition of investment company provided by Section 3(b)(1) under the Investment Company Act of 1940 (the "Act").

2.   Please (i) provide a detailed description of the material terms of the instruments you refer to as "'Demand deposits' with term-based interest to incentivize longer-term deposits," together with your analysis regarding why, specifically, such terms indicate that such a product is a demand deposit (rather than a time deposit) that should be treated as a cash item; (ii) provide a description of the "investment in money market funds with daily redemptions," including whether such funds are registered with the Commission and subject to Rule 2a-7 under the Act, and to the extent not, provide your detailed legal analysis supporting your proposed treatment of the money market funds as cash items; and (iii) provide your detailed legal analysis supporting your proposed treatment of your "investments in bank products with monthly redemptions" as cash items.

3.   Please describe the length of time you have held investment securities in amounts substantially greater than 40% of your non-cash assets, including how this affected your analysis of the Company's "historical development" under the *Tonopah* test.

4.   Please (i) provide the approximate percentage of your non-cash assets that would be composed of investment securities, if all of the items described in comment 2 above would be treated as investment securities, and (ii) explain whether, if that were the case, you would still be able to conclude that the Company is able to rely on the exemption from the definition of an "investment company" provided at section 3(b)(1).

5.   We note that, as described in the Company's correspondence with the staff, the Company has concluded that approximately 73% of the Company's non-cash assets are composed of investment securities. Please revise the proposed risk disclosure to (i) disclose the approximate percentage of the Company's non-cash assets composed of investment securities as of the most recent fiscal quarter ended and (ii) more fully describe the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.

6.   Please supplement the proposed risk factors entitled "*We intend to conduct our business activities to maintain compliance with the 1940 Act...*" to describe the Company's plans with respect to moving out of its positions in investment securities, as described on page 19 of the Company's letter to the staff dated September 8, 2023 within the paragraph beginning "Going forward, the Company represents…"

   Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Yi Gao